SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 7, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): _____
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): _____
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on March 7, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 7 March 2011
ING to repurchase EUR 2 bn core Tier 1 securities from Dutch State on 13 May
ING announced today that it has informed the Dutch State of its intention to exercise its option for early repurchase of EUR 2 billion of the core Tier 1 securities at the next coupon reset date on 13 May 2011.
The repurchase of 200,000,000 core Tier 1 securities — for which the Dutch Central Bank has given its approval — has a nominal value of EUR 2 billion. The total payment will amount to EUR 3 billion and includes a 50% repurchase premium. ING will fund this repurchase from retained earnings.
The final decision on repurchase of these core Tier 1 securities will be made before the envisaged repayment date and will be conditional upon there having been no material changes regarding ING’s capital requirements and/or ING’s outlook on external market circumstances.
“Today’s announcement marks another important milestone as we work towards the full repayment of the support ING received from the Dutch State,” said Jan Hommen, CEO of ING. “The strong recovery of the banking business in 2010 has enabled us to accelerate the repurchase of the core Tier 1 securities from retained earnings, while maintaining a robust capital position post repayment.”
The bank’s strong recovery last year boosted ING’s capital position resulting in a core Tier 1 ratio of 9.6% as of the end of December 2010. Based on our capital position at that date, the intended repurchase in May would reduce the core Tier 1 ratio by 90 basis points, and the ratio is expected to remain above 8.5%.
In December 2009 ING repurchased the first half of the core Tier 1 securities of EUR 5 billion plus a total premium of EUR 606 million. Provided that the strong capital generation continues, ultimately by May 2012 ING intends to repurchase the remaining EUR 3 billion core Tier 1 securities from retained earnings, on terms that are acceptable to all stakeholders.

Press enquiries	Investor enquiries
Frans Middendorff +31 20 541 6516	+31 20 541 5460
frans.middendorff@ing.com	investor.relations@ing.com
About ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 30 September 2010, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 107,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important Legal Information
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (15) ING’s ability to achieve projected operational synergies, and (16) the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for the US Closed Block VA business line. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: March 7, 2011